UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On May 22, 2024, ProQR Therapeutics N.V. (“ProQR” or the “Company”) held its 2024 annual general meeting of shareholders at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 3: Adoption of the annual accounts, including the appropriation of net result, for the financial year 2023.

ProQR shareholders approved the adoption of the annual accounts, including the appropriation of net result, for the financial year 2023.

Agenda Item 4: Release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2023.

ProQR shareholders approved the release from liability of the members of the Management Board with respect to the performance of their management during the financial year 2023.

Agenda Item 5: Release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2023.

ProQR shareholders approved the release from liability of the members of the Supervisory Board with respect to the performance of their supervision during the financial year 2023.

Agenda Item 6: Appointment of Gerard Platenburg as Management Board member.

ProQR shareholders approved the appointment of Gerard Platenburg as Management Board member.

Agenda Item 7: Appointment of Martin Maier, PhD, as Supervisory Board member.

ProQR shareholders approved the appointment of Martin Maier, PhD, as Supervisory Board member.

Agenda Item 8: Re-appointment of Dinko Valerio, PhD, as Supervisory Board member.

ProQR shareholders approved the re-appointment of Dinko Valerio, PhD, as Supervisory Board member.

Agenda Item 9: Re-appointment of James Shannon, MD, as Supervisory Board member.

ProQR shareholders approved the re-appointment of James Shannon, MD, as Supervisory Board member.

Agenda Item 10: Appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2025.

ProQR shareholders approved the appointment of KPMG Accountants N.V. as the Company’s external auditor for the financial year 2025.

Agenda Item 11: Authorization of the Management Board to issue ordinary shares.

ProQR shareholders approved the authorization of the Management Board to issue ordinary shares.

Agenda Item 12: Authorization of the Management Board to acquire ordinary shares in the capital of the Company.

ProQR shareholders approved the authorization of the Management Board to acquire ordinary shares in the capital of the Company.

Agenda Item 13: Change of the board structure.

ProQR shareholders approved the change of the board structure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: May 22, 2024	By:	/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel